Exhibit 1.1

Broker-Dealer - Onboarding Agent Engagement Agreement – Reg A+ Tier 2

This agreement (together with exhibits and schedules, the “Agreement”) is entered into by and between Old Glory Holding Company (“Issuer”), a Delaware corporation, and Rialto Markets LLC., a Delaware Limited Liability Company (“Rialto”) and FINRA registered Broker Dealer in all 50 states and Puerto Rico. Issuer and Rialto agree to be bound by the terms of this Agreement, effective as of August 29, 2024 (the “Effective Date”):

Whereas, Rialto is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others;

Whereas, Issuer is offering securities directly to the public in an offering exempt from registration under Regulation A Tier 2 (the “Offering”) for up to $35,000,000; and

Now, Therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Appointment, Term, and Termination

Issuer hereby engages and retains Rialto to provide operations and compliance services as listed:

a.	Act as the Investor Onboarding Agent/Broker of Record for 1A (SEC) and5110 (FINRA) filings’

b.	Review investor information, including KYC (Know Your Customer) details, conduct AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to Issuer whether or not to accept investor as a customer of the Issuer;

c.	Review each investors subscription agreement to confirm such Investors participation in the offering, and provide a determination to Issuer whether or not to accept the use of the subscription agreement for the Investor participation;

d.	Manage exceptions with Investor subscription agreements, personal details or funds;

e.	Reconcile Investor subscription agreements and investment funds;

f.	Not provide any investment advice nor any investment recommendations to any investor;

g.	Coordinate with Legal Counsel/Prep Services, Registered Transfer Agent of the Issuer, Blue Sky filing and monitoring Service and escrow agent for offering if applicable;

h.	Maintain investor details securely and not disclose to any third-party except as required by regulators or in Rialto’s execution of services as listed in this agreement;

i.	Review of the landing page and any marketing material related to the Offering.

j.	Provide investment technology to onboard and qualify potential investors (“InvestNow Technology”). including the “Invest Now” button link for Issuer’s website.

The Agreement will commence on the Effective Date and will remain in effect for twelve (12) months. If Issuer defaults in performing the obligations under this Agreement, the Agreement may be terminated (i) upon sixty (60) days written notice if Issuer fails to perform or observe any material term, covenant or condition to be performed or observed by it under this Agreement and such failure continues to be unremedied, (ii) upon written notice, if any material representation or warranty made by either Provider or Issuer proves to be incorrect at any time in any material respect, (iii) in order to comply with a Legal Requirement, if compliance cannot be timely achieved using commercially reasonable efforts, after providing as much notice as practicable, or (iv) upon thirty (30) days’ written notice if Issuer or Rialto commences a voluntary proceeding seeking liquidation, reorganization or other relief, or is adjudged bankrupt or insolvent or has entered against it a final and unappealable order for relief, under any bankruptcy, insolvency or other similar law, or either party executes and delivers a general assignment for the benefit of its creditors. The description in this section of specific remedies will not exclude the availability of any other remedies. Any delay or failure by Issuer to exercise any right, power, remedy or privilege will not be construed to be a waiver of such right, power, remedy or privilege or to limit the exercise of such right, power, remedy or privilege. No single, partial or other exercise of any such right, power, remedy or privilege will preclude the further exercise thereof or the exercise of any other right, power, remedy or privilege. All terms of the Agreement, which should reasonably survive termination, shall so survive, including, without limitation, limitations of liability and indemnities, and the obligation to pay Fees relating to Services provided prior to termination.

Fees for early termination of the offering by the Issuer post the issuance of the FINRA No Objection Letter will be the greater of $30,000 or the percentage owed to Rialto as agreed within this agreement, not to exceed $30,000.

Notwithstanding anything to contrary, Issuer has the right to terminate this Agreement upon written notice thereof to Rialto if the FINRA No Objection Letter is not obtained within 42 days following the date of filing by Issuer of its Offering Statement with the SEC (Form 1-A and accompanying Offering Circular). If Issuer exercises this early termination right, then Rialto shall be entitled to retain 100% of the Signing Payment (defined below), which shall be Rialto’s sole and absolute right and remedy for such early termination.

The Issuer has a right of “termination for cause” which includes the material failure of Rialto Markets to provide the services outlined in this agreement. An Issuer’s exercise of its right of “termination for cause” eliminates any obligations with respect to the payment of any termination fee or provision of any right of first refusal.

2. Services. Rialto will perform the services listed above in section 1, in connection with the Offering (the “Services”). Unless otherwise agreed to in writing by the parties. Without limiting the foregoing, Rialto agrees to each of the following:

(a) Rialto shall make a filing with FINRA to obtain a No Objection Letter within 2 Business Days of the Issuer’s Offering Statement filing with the SEC.

(b) Rialto will permit the Issuer to call FINRA to speed up the process of FINRA appointing a Reviewer to our file.

(c) Once our file has a Reviewer, Rialto will immediately request an Expedited Review; provided, however, Issuer will pay an additional FINRA fees relating to such expedited review.

(d) Rialto will immediately send to Issuer each set of questions/comments submitted by the Reviewer. Issuer will then quickly provide answers, which Rialto will then promptly submit to the Reviewer.

3. Compensation. As compensation for Rialto’s Issuer due diligence, which includes document gathering and reviews including but not limited to the operating agreements, financials, use of proceeds, current cap table, background checks, offering documents, escrow and subscription agreements, Issuer shall pay to Rialto a $25,000 Consulting Fee, $12,500 due upon signing of this agreement (the “Signing Payment”) and $12,500 due and payable within ten (10) days of FINRA’s issuance of a no objection letter. The issuer shall pay to Rialto fees equal to 1% for Investor Onboarding - Broker of Record Compliance/Administrative services listed as “a” – “i” in section 1 above on the aggregate amount raised by the Issuer. The Issuer will engage a Blue-Sky service to provide and manage the Blue-Sky Notice Filing, Fee process and ongoing monitoring. Rialto agrees to make a referral and assist Issuer with entering into an agreement for these services. In addition, Rialto will be provided with oversight and monitoring access to the service to confirm management of the process is being performed and maintained as required.

Issuer will be responsible for all 3rd party charges accrued in connection with the Offering.

There are no other expected out of pocket expenses. Any unused services may be refundable if the offering is discontinued.

Please note when fees/expenses are due, Rialto will not continue with any services unless all outstanding invoices are paid and the fee structure of this agreement will automatically expire if initial fees are not paid within five (5) business days of the execution of this Agreement. Except for the success-based commission for investments processed, the other fees/expense should not be expected to be paid out using funds from closed shares in escrow (at disbursements). All refunds processed shall be the responsibility of the Escrow Agent.

4. Regulatory Compliance

Issuer and all its third-party providers shall at all times (i) comply with direct requests of Rialto; (ii) maintain all required registrations and licenses, including foreign qualification, if necessary; (iii) maintain all ongoing reporting requirements to the SEC once qualified; and (iv) pay all related fees and expenses (including the FINRA Corporate Filing Fee), in each case that are necessary or appropriate to perform their respective obligations under this Agreement. Issuer shall comply with and adhere to all Rialto requirements in Schedule C.

FINRA Corporate Filing Fee for this $35,000,000 best-efforts offering will be a pass-through fee payable to Rialto, from the Issuer, who will then forward it to FINRA as payment for the filing. This fee is due and payable prior to any submission by Rialto to FINRA. The FINRA Fee is .00015 of total offering amount + $500. Rialto will not file the required 5110 filing until the FINRA Corporate Filing Fee is received from the Issuer.

Issuer and Rialto will have the shared responsibility for the review of all documentation related to the Investor but the ultimate discretion about accepting an Investor will be the sole decision of the Issuer. Each Investor will be considered to be that of the Issuer’s and NOT Rialto.

Issuer and Rialto will each be responsible for supervising the activities and training of their respective sales employees, as well as all of their other respective employees in the performance of functions specifically allocated to them pursuant to the terms of this Agreement.

Issuer and Rialto agree to promptly notify the other concerning any material communications from or with any Governmental Authority or Self-Regulatory Organization with respect to this Agreement or the performance of its obligations, unless such notification is expressly prohibited by the applicable Governmental Authority.

Any action by the Issuer to intentionally mislead or withhold information from Rialto will result in immediate termination of this Agreement.

5. Role of Rialto. Issuer acknowledges and agrees that Issuer will rely on Issuer’s own judgment in using Rialto’ Services. Rialto (i) makes no representations with respect to the quality of any investment opportunity or of any issuer; (ii) does not guarantee the performance to and of any Investor; (iii) will make commercially reasonable efforts to perform the Services in accordance with its specifications; (iv) does not guarantee the performance of any party or facility which provides connectivity to Rialto; and (v) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction. Nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship of any kind.

Issuer acknowledges and agrees that Rialto was not made aware of any, nor was Rialto part of the production or distribution or use of any “Testing The Waters” materials.

6. Indemnification and Legal

As part of this Agreement, indemnification provisions between the parties are set out in Schedule A and form part of this Agreement.

Each provision of this Agreement is several and is not affected if another provision of this Agreement is found to be invalid or unenforceable or to contravene applicable law or regulations. This Agreement is not intended to and does not confer any rights upon any shareholder of the Issuer or, except as expressly provided herein, any other person. The provisions of this letter agreement shall be binding upon the Issuer and its successors and assigns.

Nothing herein is intended to create or shall be construed as creating a fiduciary relationship between the Issuer and Rialto Markets LLC. No term or provision of this agreement may be amended, discharged or modified in any respect except in writing signed by the parties hereto. This Agreement sets out the entire agreement between us.

This Agreement will be construed in accordance with the laws of the State of New York. Any dispute, controversy or claim directly or indirectly relating to or arising out of this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

The costs and expenses (including reasonable attorney’s fees of the prevailing party) shall be borne and paid by the party that the arbitrator, or arbitrators, determines is the non-prevailing party. The Issuer agrees and consents to personal jurisdiction, service of process and venue in any federal or state court within the State of New York in connection with any action brought to enforce an award in arbitration and in connection with any action to compel arbitration.

Each of Rialto Markets LLC and the Issuer on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Rialto Markets LLC pursuant to, or the performance by Rialto Markets LLC of the services contemplated by this agreement.

Pursuant to the requirements of the USA Patriot Act (the “Act”) and other applicable laws, rules and regulations, Rialto Markets LLC is required to obtain, verify and record information that identifies the Issuer, which information includes the name and address of the Issuer and other information that will allow Rialto Markets LLC to identify the Issuer in accordance with the Act and such other laws, rules and regulations.

7. Confidentiality

“Confidential Information” means any information disclosed to a receiving party by the disclosing party, either directly or indirectly in writing, orally or by inspection of tangible objects, including without limitation announced and unannounced products, disclosed and undisclosed business plans and strategies, financial data and analysis, customer names and lists, customer data, funding sources and strategies, and strategies involving strategic business combinations which are conspicuously labeled and/or marked as being confidential or otherwise proprietary to the disclosing party. The receiving party agrees not to disclose any Confidential Information to third parties or to employees of the receiving party, except to its officers, directors, employees, partners, and advisors (including, but not limited to legal counsel, consultants, accountants and financial advisors). Those that receive the Confidential Information, collectively, “Representatives”, are required to have the Confidential Information in order to evaluate or engage in discussions concerning the opportunity. The Issuer will only release the Confidential Information to Representatives after first apprising such Representatives of their obligation to treat such disclosed information as Confidential Information of the disclosing party.

The Issuer acknowledges that upon closing of the Financing, Rialto Markets LLC may, at its own expense, place an announcement in such newspapers, periodicals and other media, as it may choose, stating that Rialto Markets LLC has acted as the broker-dealer to the Issuer, and provided the trading platform for the securities issued by the Issuer, in connection with such Financing. Any other text included in such an announcement is subject to the prior written approval of the Issuer.

Should the Issuer wish to proceed, please confirm acceptance of the terms of this Agreement by signing electronically.

8. Miscellaneous

ANY DISPUTE OR CONTROVERSY BETWEEN THE ISSUER AND PROVIDER RELATING TO OR ARISING OUT OF THIS AGREEMENT WILL BE SETTLED BY ARBITRATION BEFORE AND UNDER THE RULES OF THE ARBITRATION COMMITIEE OF FINRA.

This Agreement is non-exclusive and shall not be construed to prevent either party from engaging in any other business activities.

This Agreement will be binding upon all successors, assigns or transferees of Issuer. No assignment of this Agreement by either party will be valid unless the other party consents to such an assignment in writing. Either party may freely assign this Agreement to any person or entity that acquires all or substantially all of its business or assets. Any assignment by either party to any subsidiary that it may create or to a company affiliated with or controlled directly or indirectly by it will be deemed valid and enforceable in the absence of any consent from the other party.

Neither party will, without prior written approval of the other party, place or agree to place any advertisement in any website, newspaper, publication, periodical or any other media or communicate with the public in any manner whatsoever if such advertisement or communication in any manner makes reference to the other party, to any person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with the other party and to the clearing arrangements and/or any of the Services embodied in this Agreement. Issuer and Rialto will work together to authorize and approve co-branded notifications and Issuer facing communication materials regarding the representations in this Agreement. Notwithstanding any provisions to the contrary within, Issuer agrees that Rialto may make reference in marketing or other materials to any transactions completed during the term of this Agreement, provided no personal data or Confidential Information is disclosed in such materials.

THE CONSTRUCTION AND EFFECT OF EVERY PROVISION OF THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER THIS AGREEMENT AND ANY QUESTIONS ARISING OUT OF THE AGREEMENT, WILL BE SUBJECT TO THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party

If any provision or condition of this Agreement will be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, the validity of the remaining provisions and conditions will not be affected and this Agreement will be carried out as if any such invalid or unenforceable provision or condition were not included in the Agreement.

This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement relating to the subject matter herein. The Agreement may not be modified or amended except by written agreement.

This Agreement may be executed in multiple counterparts and by facsimile or electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Issuer:	Old Glory Holding Company	Rialto Markets LLC

Signature:	/s/ Michael P. Ring	/s/ Shari Noonan
Print Name:	Michael P. Ring	Shari Noonan
Title:	CEO	CEO

Date:	August 29, 2024	August 29, 2024

Schedule A – Indemnification

In connection with the engagement of Rialto Markets LLC (“Rialto”) by (“Issuer”) to provide onboarding administrative/compliance services and render to the Issuer whatever services are mutually agreeable, as provided in the agreement to which this Schedule A is attached, such agreement together with this Schedule A being referred to as the “Agreement”, and in addition to the fees and expenses which the Issuer has agreed to pay under the Agreement, the Issuer agrees to:

(i)	indemnify and hold harmless Rialto, its affiliates (including, without limitation, Rialto Markets LLC) and the respective members, directors, officers, agents and employees of Rialto and its affiliates (Rialto and each such person being an “Indemnified Person”) from and against any and all losses, claims, demands, damages, costs, charges, expenses or liabilities (or actions, investigations or other proceedings in respect thereof) (collectively, “Liabilities”); and

(ii)	reimburse each Indemnified Person for all fees and expenses (including reasonable legal and other professional fees) (collectively, “Expenses”) upon request as they are incurred in investigating, preparing, pursuing, participating in (including, without limitation, as a witness) or defending any claim, action, proceeding or investigation, whether or not in connection with pending or threatened litigation, whether or not any Indemnified Person is a party and whether brought by the Issuer or any third party (collectively, “Actions”) in each case, arising out of or in connection with advice or Services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, related to or arising out of the transactions contemplated hereby or any Indemnified Person’s actions or failure to act in connection with any such advice, services or transactions; provided that the Issuer will not be responsible for any Liabilities or Expenses of any Indemnified Person that are determined by a judgment of a court of competent jurisdiction which is no longer subject to appeal or further review to have resulted from such Indemnified Person’s gross negligence or willful misconduct in connection with any of the advice, actions, inactions or Services referred to above.

Upon receipt by an Indemnified Person of actual notice of an Action against such Indemnified Person with respect to which indemnity may be sought under this Agreement, such Indemnified Person shall notify the Issuer; provided that failure to so notify the Issuer shall not relieve the Issuer from any liability which the Issuer may have on account of this indemnity or otherwise, except to the extent the Issuer shall have been materially prejudiced by such failure. The Issuer shall not be liable for any settlement of any Action effected without its written consent (which consent shall not be unreasonably withheld). In addition, the Issuer will not, without prior written consent of Rialto, settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Action in respect of which indemnification or contribution may be sought hereunder if the Indemnified Person is an actual or potential party thereto, unless such settlement, compromise, consent or termination (x) includes an unconditional release of each Indemnified Person from all Liabilities arising out of such Action and (y) does not contain any statement as to or an admission of fault, culpability or a failure to act, by or on behalf of each Indemnified Person.

The Issuer also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Issuer, its security holders or creditors, or any person asserting claims on behalf of the Issuer, for or in connection with the engagement of Rialto or advice or Services rendered or to be rendered pursuant to this Agreement, the transactions contemplated hereby or any Indemnified Person’s actions or inactions in connection with any such advice, Services or transactions except for Liabilities (and related Expenses) of the Issuer that are determined by a judgment of a court of competent jurisdiction which is no longer subject to appeal or further review to have resulted from such Indemnified Person’s gross negligence or willful misconduct in connection with any such advice, actions, inactions or Services. In no event shall an Indemnified Person be liable to the Issuer for any special, consequential, indirect or punitive damages.

In the event that the foregoing indemnity is judicially determined to be unavailable or insufficient to an Indemnified Person (other than in accordance with the terms hereof), the Issuer shall contribute to the Liabilities and Expenses paid or payable by such Indemnified Person in such proportion as is appropriate to reflect: (i) the relative benefits to the Issuer, its employees and its shareholders/equity holders, on the one hand, and to Rialto, on the other hand, of the Financings then contemplated (whether or not any such Financings are consummated); or (ii) if (and only if) the allocation provided by the immediately preceding clause is not permitted by the applicable law, not only such relative benefits but also the relative fault of the Issuer, on the one hand, and Rialto, on the other hand, in connection with the matters as to which such Liabilities or Expenses relate, as well as any other relevant equitable considerations; provided that in no event shall the Issuer contribute less than the amount necessary to ensure that all Indemnified Persons, in the aggregate, are not liable for any Liabilities and Expenses in excess of the amount of fees actually received by Rialto pursuant to this Agreement. The Issuer agrees that for the purposes of this paragraph the relative benefits to the Issuer and Rialto of the Financings then contemplated shall be deemed to be in the same proportion that the total value paid or issued or contemplated to be paid or issued to the Issuer, any affiliate of the Issuer, their security holders and employees, as the case may be, as a result of or in connection with such Financing bears to the fees paid or to be paid to Rialto under this Agreement.

If any term, provision, covenant or restriction contained in this Schedule A is held by a court of competent jurisdiction or other authority by judgment or order no longer subject to review, to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Schedule A shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

The reimbursement, indemnity and contribution obligations of the Issuer set forth herein shall apply to any modification of this Agreement and shall remain in full force and effect regardless of any termination of, or the completion of any Indemnified Person’s services under or in connection with, this Agreement.

Schedule B – Compensation and Fee Chart

Offering Amount: $35,000,000 (up to 5,000,000 shares at $7.00 each)

Fees Due Upon Execution of Agreement

DESCRIPTION	AMOUNT	PAYABLE UPON
FINRA - 5110 Filing fees	$5,750 (FINRA 5110 fee = $500 + .00015 of $ offering)	Prior to Rialto submission of the FINRA 5110 for review

Consulting Fee	$25,000	$12,500 due upon signing of this agreement and $12,500 due within 10 Days of FINRA’s issuance of the No Objection Letter

Fees Due Upon Success of Reg A+ Offering

DESCRIPTION	AMOUNT	PAYABLE UPON
Broker of Record/Compliance & Administrative Services Fees (For services provided as listed in a. through i. on page 1 of this agreement). This counts as Compensation.	1% of funds raised for up to $35 million	Completion of offering*
Equity Compensation	NONE
TOTAL MAXIMUM COMPENSATION: $375,000
TOTAL MAXIMUM EXPENSES: $30,750

*For purposes hereof, Completion of an Offering shall mean acceptance of an offer to purchase any amount AND the successful funding thereof.

Schedule C - Rialto Offering Requirements

1.	Assign a point of contact to work with Rialto for review of documents, signatures and to confirm decisions, etc.

2.	Be forthcoming with any known material information that may impact the capital raise such as strategic direction; strategic partnerships; past, pending, or ongoing litigation or the like.

3.	Provide all requested KYC/AML in a timely manner, including the Bad Actor Certifications.

4.	Deliver all requested financial due diligence information promptly.

5.	Provide all marketing, “Test the Waters” materials used to date, or planned to be used. Rialto will need to review content to ensure it’s in line with FINRA Rule 2110, and any Testing the Waters materials will need to be submitted to FINRA if applicable.

6.	File any required (amendments or other) types of ongoing reporting to EDGAR regarding the offering.

7.	Promptly remit all fees due to Rialto at times stated in Schedule B of the Engagement Agreement